Exhibit 99.1

ReneSola Power Announces Results of Annual General Meeting

Stamford, CT, December 9, 2022 – ReneSola Ltd (“ReneSola Power” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully-integrated solar project developer and provider of energy-efficient products, today announced the results of its 2022 annual general meeting of shareholders. Specifically, the Company’s annual general meeting of shareholders approved the following:

1.	the consolidated financial statements of the Company for the year ended December 31, 2021, together with the reports of the auditors thereon.

2.	the re-election of Mr. Martin Bloom as director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company's articles of association.

3.	the appointment of Mr. Yumin Liu, Mr. Himanshu Harshad Shah and Mr. Ramnath Iyer as directors of the Company, who were originally appointed as a director by the Board of Directors in accordance with the articles of association of the Company.

4.	The amendment and restatement of the Company’s articles of association in order to insert the following provision as a new Regulation 28:

“28.	FORUM

In any action asserting a claim against the Company or any current or former director, officer, other employee, agent or shareholder of the Company arising under federal securities laws, including the United States Securities Act of 1933, as amended, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum.”

About ReneSola Power

ReneSola Power (NYSE: SOL) is a leading global solar project developer, owner, and operator with a robust pipeline of projects and IPP assets across Europe, North America, and Asia. The Company focuses on solar power project development, construction management and project financing services. With local professional teams in more than 10 countries, ReneSola Power is spread across markets that are experiencing rapid growth in solar thanks to clean energy demand and supportive government policies. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

In the United States:

ReneSola Ltd

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@renesolapower.com

IR@renesolapower.com

The Blueshirt Group

Mr. Yujia Zhai

+1 (860) 214-0809

yujia@blueshirtgroup.com